NEWS RELEASE

Pacific Internet Limited announces intention to
voluntarily Delist and Deregister Stock

SINGAPORE, Monday, 15 October 2007 – Pacific Internet Limited (Nasdaq: PCNTF) (“Pacific Internet” or the “Company”), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, announced that it intends to voluntarily delist its ordinary shares from Nasdaq.

The Company intends to effect the delisting by filing a Form 25, Notification of Removal from Listing and/or Registration, with the United States Securities and Exchange Commission (the “SEC”) on or about 25 October 2007. The delisting will be effective 10 days after the Company files this Form 25. On 5 November 2007, the Company intends to file a Form 15 with the SEC to voluntarily deregister its ordinary shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pacific Internet is eligible to deregister by filing Form 15 because it has fewer than 300 holders of record of its ordinary shares.

With the filing of the Form 15, Pacific Internet’s obligation to file certain reports with the SEC, including Forms 20-F and 6-K, will immediately be suspended. The Company expects that the deregistration of its ordinary shares will become effective 90 days after the date of filing of the Form 15 with the SEC.

“The deregistration and delisting of the Company’s ordinary shares was unanimously approved by the Board of Directors after carefully considering the advantages and disadvantages of continuing registration and listing,’ said Bill Barney, Pacific Internet’s Chairman and Acting CEO. “The costs and administrative burdens associated with being a public company have significantly increased, particularly in light of new SEC, Sarbanes-Oxley and Nasdaq requirements. Our Board has determined that the rising costs of compliance, as well as the substantial demands on management time and resources, outweigh the benefits the Company receives from maintaining its registered and listed status.”

Barney added, “We believe that deregistering will result in significantly reducing expenses, avoiding even higher future expenses and will enable our management to focus more of its time and resources on operating the Company and enhancing shareholder value.”

-Ends-

Media and Investor Relations Contacts:
Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg / investor@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.